SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                   FORM 6-K



                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                             For February 20, 2006



                                 CNOOC Limited
                (Translation of registrant's name into English)
              ---------------------------------------------------


                                  65th Floor
                              Bank of China Tower
                                One Garden Road
                              Central, Hong Kong
                   (Address of principal executive offices)
              ---------------------------------------------------


   (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)


                      Form 20-F |X|         Form 40-F |_|


 (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
                                    1934.)


                        Yes |_|                 No |X|


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)

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       THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION
------------------------------------------------------------------------------

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult a stockbroker or other registered dealer in securities, a bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in CNOOC Limited you should at once pass this circular to the purchaser or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

------------------------------------------------------------------------------


                                [LOGO OMITTED]
                                CNOOC Limited
                         [CHINESE CHARACTERS OMITTED]
    (Incorporated in Hong Kong with limited liability under the Companies
                                  Ordinance)
                               (Stock Code: 883)


                           DISCLOSEABLE TRANSACTION
                                  RELATING TO
                          ACQUISITION OF INTERESTS IN
                     OFFSHORE NIGERIAN OIL MINING LICENSE


------------------------------------------------------------------------------


                                                              20 February 2006

CONTENTS

                                     Page

Definitions  ................................................................1

Letter from the Board  ......................................................4

Appendix I - General Information  ..........................................11

Appendix II - Information on oil and gas properties of the Group  ..........15

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

"Acquisition"       the proposed acquisition of the Transferred Interest
                    pursuant to the Sale and Purchase Agreement

"Announcement"      the announcement of the Company dated 9 January 2006

"Brasoil"           Brasoil Oil Services Company Nigeria Limited, a company
                    established under the laws of the Federal Republic of Nigeria and a subsidiary of Petr|$$|Aaoleo Brasileiro S.A.
                    (a petroleum company based in Brasil)

"Company"           CNOOC Limited, a company incorporated in Hong Kong with
                    limited liability, the shares of which are listed on the Hong Kong Stock Exchange and whose American Depository
                    Shares are listed on the New York Stock Exchange

"Deed of            a parent company guarantee dated 8 January 2006 issued by
Guarantee"          the Company in favour of the Seller, under which the
                    Company has agreed to guarantee the performance of all the obligations of the Purchaser under the Sale and Purchase
                    Agreement

"Directors"         the directors of the Company

"Effective Date"    00.01 hours, Lagos Nigeria time (07.01 hours, Hong Kong
                    time), 1 July 2005

"Group"             the Company and its subsidiaries

"HK$"               Hong Kong dollars, the lawful currency of Hong Kong

"HOA" the Heads of Agreement entered into between NNPC, TUPNI, Brasoil and the Seller dated 25 April 2005 relating to NNPC's entry into OML 130

"Hydrocarbons"      includes crude oil but also other related substances

"Independent        Third an independent third party not connected with the
Party"              Directors, chief executive or substantial shareholders
                    of the Company or any of its subsidiaries or their respective associates (as defined under the Listing Rules)

"Latest             16 February 2006, being the latest practicable date prior
Practicable         to the printing of this circular for ascertaining certain
Date"               information herein


"LIBOR" the display rate per annum of the offered quotation for deposits in US Dollars for a period of one month which appears on Telerate Page 3750 (or such other page as the Parties may agree) at or about 11.00 am London time on the business day immediately prior to 1 January 2006 and thereafter on the first day of each month in the period until completion of the Sale and Purchase Agreement, or, if such day is not a business day in London, on the last business day in London prior to such day

"Listing Rules"     The Rules Governing the Listing of Securities on the Stock
                    Exchange

"MMB"               millions of barrels of hydrocarbons\

"Nigeria"           the Federal Republic of Nigeria

"NNPC" the Nigerian National Petroleum Corporation, a company established under the laws of the Federal Republic of Nigeria

"OML 130"           the oil mining lease granted by the Nigerian Minister of
                    Petroleum Resources to NNPC, TUPNI, Brasoil and the Seller by a letter dated 24 February 2005 in respect of the area covered by the OML 130

"P50" Recoverable volumes of hydrocarbons in a basin that can be estimated through a probabilistic analysis method and categorised according to the level of risk connected with the projection. Recoverable volumes are categorized as P50 when a 50% probability exists that recovered volumes will be equal or higher than the original estimates. The concept of P50 recoverable volumes estimates is different to the concept of "probable" (P2) reserves estimates. More generally, the concept of recoverable volumes differs from the concept of reserves as the calculation of reserves requires an economic analysis associated with it. Such analysis is not performed in the estimation of recoverable volumes

"PRC"               The People's Republic of China

"Production         the agreement dated 26 April 2005 entered into between the
Co-ordination       Seller, TUPNI and Brasoil to co-ordinate decisions
Agreement"          relating to operations in the area covered by OML 130

"PSA" the production sharing agreement between TUPNI, the Seller and Brasoil dated 26 April 2005 governing the funding and operations related to the 50% combined interest of TUPNI, Brasoil and the Seller in OML 130

"PSC" the Production Sharing Contract dated 25 April 2005 and entered into by NNPC of the one part and the Seller of the other part as Contractor and TUPNI as operator relating to NNPC's fifty per cent (50%) interest in OML 130 offshore Nigeria and the rights and obligations of the Contractor and TUPNI in respect of the funding and the conduct of petroleum operations on behalf of NNPC

"PSC Operating      the operating agreement dated 25 April 2005, and entered
Agreement"          into between the Seller and TUPNI relating to the conduct
                    of operations under the PSC

"Purchaser"         CNOOC Exploration & Production Limited, a company
                    established under the laws of the Federal Republic of Nigeria and an indirect wholly-owned subsidiary of the Company

"Sale and Purchase  the Sale And Purchase Agreement dated 8 January 2006
Agreement"          relating to the sale by the Seller of 90% of its interests as contractor under the PSC

"Seller" South Atlantic Petroleum Limited, a private company established under the laws of the Federal Republic of Nigeria

"Stock Exchange"    The Stock Exchange of Hong Kong Limited

"Transferred        all of the rights, benefits, interests and obligations
Interest"           attaching to and forming part of (1) 90% interest of the
                    Seller's interest as a Contractor in and under the PSC,
                    (2) the Seller's 90% participating interest in and under the PSC Operating Agreement, (3) all of the corresponding rights, interests and obligations under the Production
                    Co-ordination Agreement, and (4) all of the corresponding rights, benefits and interests under the HOA

"TUPNI" Total Upstream Nigeria Limited, a company established under the laws of the Federal Republic of Nigeria, its successors and permitted assigns, a subsidiary of TOTAL S.A. (a petroleum company based in France)

"US Dollar" or      the lawful currency of the United States of America
"US$"

For the purpose of this circular, unless otherwise indicated, the translations of Hong Kong dollars into US dollars have been made at the rate of HK$7.8 to US$1. These translations are for the purposes of illustration only and no representation is made by the Company that any amounts in Hong Kong dollars and US dollars can be or could have been converted at the above rate or any other rates or at all.

LETTER FROM THE BOARD

[LOGO OMITTED]
CNOOC Limited
[CHINESE CHARACTERS OMITTED]

(Incorporated in Hong Kong with limited liability under the Companies
Ordinance)
(Stock Code: 883)



Board of Directors:                           Registered office:
 Fu Chengyu (Chairman)                         65/F, Bank of China Tower
 Luo Han                                       1 Garden Road
 Zhou Shouwei                                  Central
 Cao Xinghe                                    Hong Kong
 Wu Zhenfang
 Wu Guangqi
 Yang Hua
 Sung Hong Chiu*
 Kenneth S. Courtis*
 Evert Henkes*
 Tse Hau Yin, Aloysius*
 Lawrence J. Lau*
 * Independent non-executive Directors

20 February 2006

To the Shareholders

Dear Sir or Madam,

DISCLOSEABLE TRANSACTION
 RELATING TO
 ACQUISITION OF INTERESTS IN
 OFFSHORE NIGERIAN OIL MINING LICENSE


1.  INTRODUCTION

The Board announced in the Announcement that on 8 January 2006, the Purchaser entered into the Sale and Purchase Agreement with the Seller under which it will acquire from the Seller certain contractual benefits, interests and obligations held by the Seller as contractor in respect of the PSC covering a 50% interest in OML 130 offshore Nigeria. The aggregate cash consideration required to be paid by the Purchaser under the Sale and Purchase Agreement is approximately US$2.268 billion (approximately HK$17.69 billion), subject to adjustments as described below. The Company has agreed to guarantee the obligations of the Purchaser under the Sale and Purchase Agreement and going forward, will also guarantee the obligations of the Purchaser under the PSC.

The Acquisition constitutes a discloseable transaction of the Company under Chapter 14 of the Listing Rules. The purpose of this circular is to provide the shareholders of the Company with further information regarding the Acquisition.

2.  THE SALE AND PURCHASE AGREEMENT

Date

8 January 2006

Parties



Seller:                              South Atlantic Petroleum Limited, a
                                     privately held company established under
                                     the laws of the Federal Republic of
                                     Nigeria
Purchaser:                           CNOOC Exploration & Production Limited, a
                                     company established under the laws of the Federal Republic of Nigeria and an indirect wholly-owned subsidiary of the
                                     Company


Summary

On 8 January 2006, the Purchaser entered into the Sale and Purchase Agreement with the Seller under which it will acquire from the Seller certain contractual benefits, interests and obligations held by the Seller as contractor in respect of the PSC covering a 50% interest in OML 130 offshore Nigeria - please refer to the paragraph headed "Background to and Reasons for the Acquisition" below for further details. Upon completion, the sale and purchase will be deemed for all purposes to be made with effect from the Effective Date, being 1 July 2005. The Effective Date was part of the auction structure set by the Seller, as 1 July 2005 was the date at which the most recent technical and financial information was available prior to the launch of the auction process.

Under the Deed of Guarantee entered into between the Company and the Seller, the Company has agreed to guarantee all of the Purchaser's obligations under the Sale and Purchase Agreement. In relation to the requirement that NNPC grants its consent to the assignment of the 90% interest under the PSC to the Purchaser (being a condition of completion of the Sale and Purchase Agreement), the Company has also agreed to enter into a separate deed of guarantee in favour of NNPC, to guarantee the obligations of the Purchaser under the PSC.

Consideration

The aggregate cash consideration required to be paid by the Purchaser under the Sale and Purchase Agreement is US$2.268 billion (approximately HK$17.69 billion), subject to adjustments as described below. The cash consideration comprises a payment of US$1.75 billion (approximately HK$13.65 billion) to the Seller and a payment of US$518 million (approximately HK$4,040 million) to TUPNI and Brasoil on behalf of the Seller, being repayment of advances made by TUPNI and Brasoil on behalf of the Seller. The consideration will be funded from the internal resources of the Company.

The consideration above will be adjusted by (i) an adjustment calculated with reference to LIBOR plus a margin varying between 0% and approximately 3% and
(ii) additional advances made on behalf of the Seller under the PSC Operating Agreement, in each case for the period between the Effective Date and the date of completion.

The consideration was determined after arms' length negotiations between the parties following an auction process, taking account of the results of the Company's legal, financial and technical due diligence and by reference to factors including the characteristics of the basin, its production prospects and other relevant benchmarks. No independent valuation report has been prepared for OML 130.

Conditions

The Agreement is conditional on, amongst other things:

(a) ....the receipt of the unconditional written consent of NNPC under the PSC to the assignment to the Purchaser of the Seller's 90% interest as a contractor under the PSC; and

(b) ....the receipt of the consent of the Government of the PRC to the acquisition of the Transferred Interest by the Purchaser pursuant to the Sale and Purchase Agreement.

If the conditions precedent are not satisfied within six months of the date of the Sale and Purchase Agreement (or such later date as the Purchaser and the Seller shall agree in writing), either the Seller or the Purchaser may terminate the Sale and Purchase Agreement. As at the Latest Practicable Date, the condition precedent as set out in sub-paragraph (b) above has been satisfied.

Deposit and Escrow arrangement

A deposit of US$235 million (approximately HK$1,833 million) was paid by the Purchaser to a mutually agreed escrow agent, Meespierson Intertrust (Singapore) Ltd., on 9 January 2006. Subject to Completion of the Sale and Purchase Agreement, this deposit will be released to the Seller and the remainder of the adjusted purchase price will be paid by the Purchaser. Meespierson Intertrust (Singapore) Ltd. is a company incorporated in Singapore and wholly-owned by Fortis Bank S.A./N.V..

Completion

Completion is expected to occur as soon as reasonably practicable and in any event no later than ten business days after the date on which the Seller shall have given notice of satisfaction of all of the conditions precedent, which is expected to occur during the first half of 2006.

3.  BACKGROUND TO AND REASONS FOR THE ACQUISITION

Background to OML 130

OML 130 covers an area of approximately 500 square miles offshore Nigeria and is a deepwater block with water depths ranging around 1,100 m to 1,800 m. OML 130 contains the Akpo field, which was discovered in 2000 and is currently under development. Besides Akpo, OML 130 contains three other significant discoveries: Egina, Egina South and Preowei. The OML 130 area also contains a range of further exploration prospects.

Akpo's P50 liquid recoverable volumes have been estimated by TUPNI, the operator of OML 130, to be approximately 600MMB, with potential for additional P50 recoverable oil in excess of 500 MMB for the whole OML130 area. The Company does not currently have P50 estimates for recoverable volumes in respect of its own oil and gas properties, as such estimates are not consistent with disclosure requirements of the US Securities and Exchange Commission applicable to the Company, and discloses exclusively "proven" (P1) reserves. Please refer to Appendix II "Information on oil and gas properties of the Group" for details.

According to the estimates prepared by TUPNI, first production (meaning commencement of production of oil available for sale) from the Akpo field in OML 130 is currently expected in the second half of 2008. TUPNI, the operator under the PSC, has estimated that the Purchaser's share of the amount of capital expenditure required to develop the Akpo plan is approximately US$2.25 billion (approximately HK$17.55 billion). The Purchaser expects to be able to recover this amount when production commences.

OML 130 is covered by the PSC and the PSA, each of which relates to a 50% interest in OML 130. The PSC is between NNPC, the Seller and TUPNI. The Seller is the sole contractor and holds benefits, interests and obligations under the PSC. Under the Sale and Purchase Agreement, the Purchaser has agreed to acquire 90% of all of the Seller's said benefits, interests and obligations as contractor under the PSC. Therefore, after completion of the Acquisition, the Company will effectively own a 45% economic interest in the whole of OML 130. OML 130 is operated by TUPNI. The Purchaser will not acquire any interests in the PSA under the Sale and Purchase Agreement. Under the PSC and PSA, 50% of the production attributable to OML 130 and 50% of all costs of joint operation in respect of OML 130 are allocated to each of the PSC and PSA respectively.

Reasons for the Acquisition

The Company made the Acquisition to gain access to a field of significant size and considerable upside potential, located in one of the world's most prolific oil and gas basins. In particular, the Acquisition perfectly fits the Company's strategy to pursue long term growth while diversifying geographically its reserves.

Financial effects of the Acquisition

The consideration will be funded from the internal resources of the Company and the acquisition cost will be capitalised and the PSC interest will be accounted for as an acquisition in the accounts of the Purchaser in accordance with the Group's published accounting policies. Accordingly, the Acquisition will result in an increase in the Group's oil and gas properties and other related assets and liabilities (based on purchase price allocation after the transaction is completed in accordance with the requirements of Hong Kong Financial Reporting Standard 3 "Business Combinations"), and a decrease in the amount of US$2.268 billion (approximately HK$17.69 billion) (subject to adjustments as described above) of the Group's cash and cash equivalent upon completion of the Acquisition.

In terms of expected impact of the acquisition on the Company's earnings, the Company will account for its interest in OML 130 based on its share of income and expense of the PSC through the Purchaser, an indirectly wholly owned subsidiary. In light of OML 130's current stage of development, no positive contribution to the Company's earnings is expected until 2008.

4. RIGHTS AND OBLIGATIONS OF THE PURCHASER UNDER THE PSC AND ANCILLARY
AGREEMENTS

Upon completion of the Acquisition, the Purchaser will become a party to the PSC, the PSC Operating Agreement and the Production Co-Ordination Agreement. The Seller's benefits, interests and obligations in respect of the Transferred Interest will be assigned to the Purchaser under a separate assignment to be signed upon completion of the Sale and Purchase Agreement. In addition, the Seller's benefits, interests and obligations in respect of the PSC Operating Agreement and the Production Co-ordination Agreement relating to the Transferred Interest will be novated to the Purchaser under separate novation agreements to be signed upon completion of the Sale and Purchase Agreement.

Currently, under the PSC, the "contractor" is granted a 100% contractual participating interest under the PSC. The contractor, in this case the Seller, is currently required to fund 100% of operations costs in respect of the PSC, and is entitled to share in the hydrocarbon production under OML 130. TUPNI, the operator under the PSC, has been appointed by the contractor to manage all exploration and production work under a production sharing contract. TUPNI is not entitled to share in hydrocarbon production by virtue of its appointment as operator under the PSC.

The PSC

The Seller and the Purchaser as the contractors under the PSC will have the right to lift and freely export crude oil produced from OML 130. Under the PSC, the Purchaser as contractor effectively bears 45% of all costs and expenses of joint operations in respect of OML 130 and can recover these costs against revenues from the sale of petroleum produced. After recovery of costs and payment of all applicable taxes, the contractors will be entitled to a share of profit oil produced from OML 130 under the PSC as follows:

(i) oil in the production range of 0-350MMB, the contractor will accrue 70.0% of such oil;

(ii) oil in the production range of 351-750MMB, the contractor will accrue 65.0% of such oil;

(iii) oil in the production range of 751-1000MMB, the contractor will accrue 52.5% of such oil;

(iv) oil in the production range of 1001-1500MMB, the contractor will accrue 45.0% of such oil; and

(v) oil in the production range of 1501-2000MMB, the contractor will accrue 35.0% of such oil.

The contractors' share will be negotiable for oil in the production range above 2000MMB. The above percentages are comparable to other deep water offshore production sharing contract terms in Nigeria.

As noted above, the PSC entitlement to hydrocarbons is 50% of production under OML 130 and the Transferred Interest being acquired by the Purchaser represents 90% of the total contractors' interest under the PSC.

The term of the PSC is 20 years from the date of the PSC, subject to renewal and customary termination provisions. In accordance with Petroleum Act, Cap P10 of the Federation of Nigeria 2004, under the PSC, 50% of the area covered by OML 130 shall be relinquished 10 years after the grant of OML 130. The precise area to be relinquished is subject to agreement between NNPC, the contractor and the Nigerian Department of Petroleum Resources (the regulator of the Nigerian oil and gas industry).

The contractors under the PSC will also be responsible for all operational matters relating to the PSC share of OML 130, although such responsibility is currently sub-contracted to TUPNI under the PSC Operating Agreement. TUPNI is the operator across all of OML 130.

PSC Operating Agreement

At completion, the Purchaser will acquire rights and obligations under the PSC Operating Agreement. The PSC Operating Agreement appoints and contains rights to remove TUPNI as operator in respect of the PSC. The PSC Operating Agreement is coterminous with the PSC.

The PSC Operating Agreement also gives the Purchaser representation (with the right to appoint one out of two representatives) on the PSC operating committee, which is responsible for approving all aspects of the joint operations under the PSC. All important decisions of the PSC operating committee must be made by unanimous vote.

Production Co-Ordination Agreement

At completion, the Purchaser will also acquire rights and obligations under a Production Co-ordination Agreement. The Production Co-ordination Agreement regulates the various decisions of the operating committees under the PSC and the PSA relating to joint operations for OML130.

The Purchaser will participate in a co-ordination committee established under the Production Co-ordination Agreement (with the right to appoint one out of four representatives). The co-ordination committee includes all parties under the PSC and the PSA as members. All decisions of the co-ordination committee are required to be unanimous.

5.  GENERAL

The principal business activity of the Company is investment holding. The Group principally engages in the exploration, development, production and sales of crude oil and natural gas and other petroleum products.

The principal business activity of the Seller is the exploration, development, production and sales of crude oil and natural gas and other petroleum products.

To the best of the knowledge, information and belief of the Company, and having made all reasonable enquiries, the Seller and its ultimate beneficial owner, as well as NNPC, TUPNI, Brasoil and Meespierson Intertrust (Singapore) Ltd., are Independent Third Parties.

The Company is advised by Goldman Sachs (Asia) L.L.C. in relation to the Acquisition. The Acquisition constitutes a discloseable transaction of the Company under Chapter 14 of the Listing Rules.

Shareholders and potential investors should be aware that the implementation of the Acquisition is subject to the conditions to the Sale and Purchase Agreement being fulfilled (or waived, as applicable), and the Acquisition may or may not be completed. Shareholders and potential investors are reminded to exercise caution when dealing in the Company's securities.

6.  ADDITIONAL INFORMATION

Your attention is drawn to the additional information set out in the appendix to this circular.


                                              Yours faithfully,
                                               For and on behalf of the Board
                                               CNOOC Limited
                                               Fu Chengyu
                                               Chairman

APPENDIX I GENERAL INFORMATION

1.  RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts the omission of which would make any statement herein misleading.

2.  DISCLOSURE OF INTERESTS

As at the Latest Practicable Date, the interests of each Director and chief executive of the Company in the equity or debt securities of the Company or any associated corporations (within the meaning of the SFO) which (i) where required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the
SFO), (ii) where required, pursuant to section 352 of the SFO, to be entered in the register referred to therein or (iii) where required, pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers, to be notified to the Company and the Stock Exchange were as follows:

Interests in share options granted by the Company


Name of Grantee                                  Date of  Exercise  Underlying
                                                   Grant     Price      shares
                                                                       granted
                                                                      pursuant
                                                                    to options
                                                             (HK$)

Fu Chengyu                                      12 March      1.19   1,750,000
                                                    2001
                                               27 August     1.232   1,750,000
                                                    2001     2.108   1,150,000
                                             24 February
                                                    2003
                                              5 February     3.152   2,500,000
                                                    2004
                                               31 August      5.62   3,500,000
                                                    2005

Luo Han                                         12 March      1.19   1,400,000
                                                    2001
                                               27 August     1.232   1,150,000
                                                    2001
                                             24 February     2.108   1,150,000
                                                    2003
                                              5 February     3.152   1,150,000
                                                    2004
                                               31 August      5.62   1,610,000
                                                    2005

Zhou Shouwei                                    12 March      1.19   1,400,000
                                                    2001
                                               27 August     1.232   1,750,000
                                                    2001
                                             24 February     2.108   1,750,000
                                                    2003
                                              5 February     3.152   1,750,000
                                                    2004
                                               31 August      5.62   2,450,000
                                                    2005

Cao Xinghe                                     31 August      5.62     800,000
                                                    2005

Wu Zhenfang                                    31 August      5.62     800,000
                                                    2005

Wu Guangqi                                     31 August      5.62   1,610,000
                                                    2005

Yang Hua                                        12 March      1.19   1,150,000
                                                    2001
                                               27 August     1.232   1,150,000
                                                    2001
                                             24 February     2.108   1,150,000
                                                    2003
                                              5 February     3.152   1,150,000
                                                    2004
                                               31 August      5.62   1,610,000
                                                    2005

Chiu Sunghong                                 5 February     3.152   1,150,000
                                                    2004

Evert Henkes                                  5 February     3.152   1,150,000
                                                    2004

Kenneth S Courtis                             5 February     3.152   1,150,000
                                                    2004


Save as disclosed above, as at the Latest Practicable Date, none of the Directors and chief executive of the Company was interested in the equity or debt securities of the Company or any associated corporations (within the meaning of the SFO) which (i) where required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO), (ii) where required, pursuant to section 352 of the SFO, to be entered in the register referred to therein or
(iii) where required, pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers, to be notified to the Company and the Stock Exchange.

3.  SUBSTANTIAL SHAREHOLDER

As at the Latest Practicable Date, so far as was known to the Directors and chief executive of the Company, the persons, other than a Director or chief executive of the Company, who had an interest or a short position in the Shares and underlying Shares which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO were as follows:


 Name of substantial shareholder          Number of shares          Approximate
            of the Company         Directly held    Indirectly       percentage
                                                       held           of the
                                                                   total issued
                                                                      shares

CNOOC (BVI) Limited               28,999,999,995               -          70.64%
Overseas Oil and Gas Corporation               5  28,999,999,995          70.64%
China National Offshore Oil
  Corporation                                  -  29,000,000,000          70.64%


Note: CNOOC (BVI) Limited is a wholly-owned subsidiary of Overseas Oil and Gas Corporation, which in turn is a wholly-owned subsidiary of China National Offshore Oil Corporation. Accordingly, CNOOC (BVI) Limited's interests are recorded as the interests of Overseas Oil and Gas Corporation and China National Offshore Oil Corporation.


All the interests stated above represent long positions. As at the Latest Practicable Date, no short positions were recorded in the Register of Interests in Shares and Short Positions required to be kept under section 336 of the SFO.

Save as disclosed above, the Directors and chief executive of the Company are not aware that there is any party who, as at the Latest Practicable Date, had an interest or a short position in the Shares and underlying Shares which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who is, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group.

4.  LITIGATION

Neither the Company nor any of its subsidiaries is engaged in any litigation or arbitration of material importance and, so far as the Directors are aware, no litigation or arbitration of material importance is pending or threatened against the Company.

5.  MATERIAL ADVERSE CHANGE

As at the Latest Practicable Date, the Directors are not aware of any material adverse change in the financial or trading positions of the Company since 31 December 2004, the date to which the latest published audited financial statement of the Company were made up.

6.  SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors had entered into any service contract with the Company or any member of the Group (excluding contracts expiring or determinable by the employer within one year without payment of compensation (other than statutory compensation)).

7.  INTERESTS OF DIRECTORS

(a) The Directors are not aware that any Director had, as at the Latest Practicable Date, any interest in any business which competes or is likely to compete, either directly or indirectly, with the business of the Group which would be required to be disclosed under the Listing Rules.

(b) No Director is materially interested in any contract or arrangement subsisting at the date hereof which is significant to the business of the Group taken as a whole.

(c) Since 31 December, 2004, the date to which the latest published audited consolidated accounts of the Group have been made up, none of the Directors has, or has had, any direct or indirect interest in any assets which have been acquired or disposed of by or leased to or which are proposed to be acquired, disposed of by or leased to, any member of the Group.

8.  GENERAL

(a) The registered office of the Company is situated at 65th Floor, Bank of China Tower, 1 Garden Road, Hong Kong.

(b) The Company's registrar is Hong Kong Registrars Limited of Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong.

(c) The company secretary of the Company is Mr. Cao Yunshi and the qualified accountant of the Company is Mr. Li Feilong.

(d) The English text of this circular shall prevail over the Chinese text.

APPENDIX IIINFORMATION ON OIL AND GAS PROPERTIES OF THE GROUP

The following is a summary of the information on major oil and gas properties held by the Group as at 31 December 2004, which has been extracted from the 2004 annual report of the Company.

MAJOR PROPERTIES UNDER PRODUCTION AND DEVELOPMENT


Block/Property                Operator               Partner  The Company's         2004 Net  Actual        Net Reserves as
                                                                  Interests       Production  Production    of December 31,
                                                                              (BOE/day)  Oil  Commencement    2004 (MM BOE)
                                                                             (Bbls/day)  Gas  Year            Oil (MM Bbls)
                                                                                  (Mmcf/day)                      Gas (Bcf)


                                                                              Offshore China
                                                                                   Bohai Bay
                                                                                  Production
Liaoxi
Jinzhou 20-2                CNOOC Ltd.                                 100%            7,710          1992             41.0
                                                                                   Oil 2,698                       Oil 12.1
                                                                                      Gas 30                      Gas 173.2
Jinzhou 9-3                 CNOOC Ltd.                                 100%           13,225          1999             27.1
                                                                                  Oil 12,116                       Oil 23.9
                                                                                       Gas 7                       Gas 19.3
Suizhong 36-1               CNOOC Ltd.                                 100%           60,475          1993            178.9
Chengbei Oil Fields         CNOOC Ltd.                                 100%            4,523          1985              5.7
Boxi
Boxi Oil Fields(1)          CNOOC Ltd.                                 100%           12,800          1997             15.3
                                                                                  Oil 11,195                       Oil 12.3
                                                                                      Gas 10                       Gas 18.4
Qinhuangdao 32-6
QHD32-6                     CNOOC Ltd.         ChevronTexaco          75.5%           22,429          2001             99.7
11/05
Penglai 19-3            ConocoPhillips        Phillips Bohai            51%            8,871          2002            131.8
Bonan
Bozhong 34-2/34-4           CNOOC Ltd.                                 100%            1,886          1990              3.2
Bonan oil Fields            CNOOC Ltd.                                 100%            2,107          2004             31.7
                                                                                   Oil 1,877                       Oil 10.2
                                                                                       Gas 1                      Gas 128.8
Bozhong 25-1/25-1S          CNOOC Ltd.         ChevronTexaco          83.8%            4,073          2004            190.5
04/36
Caofeidian 11-1/11-2        Kerr-McGee  Sino-American Energy            51%            4,371          2004             39.8

                                                                              Development
Liaoxi
Jinzhou 21-1                CNOOC Ltd.                                 100%                                            13.8
                                                                                                                    Oil 5.7
                                                                                                                   Gas 48.5
Luda 4-2/5-2/10-1(2)        CNOOC Ltd.                                 100%                                            92.7
JZ25-1S                     CNOOC Ltd.                                 100%                                            74.2
                                                                                                                   Oil 30.7
                                                                                                                  Gas 260.5
Bozhong
Nanbao 35-2                 CNOOC Ltd.                                 100%                                            75.7
Qinghuangdao
QHD 33-1                    CNOOC Ltd.                                 100%                                             3.6
Boxi
Qikou 18-9                  CNOOC Ltd.                                 100%                                             3.5
                                                                                                                    Oil 3.3
                                                                                                                    Gas 1.6
Caofeidian 18-1             CNOOC Ltd.                                 100%                                             1.7

Caofeidian 18-2             CNOOC Ltd.                                 100%                                            12.5
                                                                                                                    Oil 3.2
                                                                                                                   Gas 56.0
11/05
Penglai 25-6            ConocoPhillips        Phillips Bohai            51%                                            10.7
04/36&05/36


Block/Property                Operator               Partner  The Company's         2004 Net  Actual        Net Reserves as
                                                                  Interests       Production  Production    of December 31,
                                                                              (BOE/day)  Oil  Commencement    2004 (MM BOE)
                                                                             (Bbls/day)  Gas  Year            Oil (MM Bbls)
                                                                                  (Mmcf/day)                      Gas (Bcf)


                                                                              Offshore China
                                                                                   Bohai Bay
                                                                                  Production

Caofeidian 11-3/11-5        Kerr-McGee                Energy            51%                                             1.5
Caofeidian 12-1/12-1S       Kerr-McGee      Energy/New Field            51%                                                  12.8
Bonan
Bozhong 34-1/34-1S          CNOOC Ltd.                                 100%                                                  24.8
Bohai Bay Total                                                                      142,469                        1,092.3
                                                                                 Oil 134,512                      Oil 974.6
                                                                                      Gas 48                      Gas 706.2

                                                                        Eastern South China Sea
                            Production
16/08
Huizhou Oil Fields                CACT     Eni/ChevronTexaco            51%           15,596          1990             27.6
                                                                                                                   Oil 20.5
                                                                                                                   Gas 43.0
16/19
Huizhou 19-3/2/1                  CACT     Eni/ChevronTexaco            51%              247          2004             25.5
15/11
Xijiang 24-3           ConocoPhillips,                Pecten            51%           15,979          1994              9.7
                            CNOOC Ltd.
15/22
Xijiang 30-2           ConocoPhillips,                Pecten            40%           10,968          1995              5.4
                            CNOOC Ltd.

29/04
Liuhua 11-1                 CNOOC Ltd.                                 100%           19,497          1996             11.4
16/06
Lufeng 13-1                        JHN  Japex/New Huanan/NMC            25%            2,851          1993              3.1
17/22
Lufeng 22-1            Statoil,  CNOOC               Statoil            25%              536          1997              1.1
                                  Ltd.
15/34
Panyu 4-2/5-1                    Devon            Burlington            51%           31,315          2003             33.6
Development
Liuhua 07
Panyu 30-1                  CNOOC Ltd.                                 100%                                                  87.2
                                                                                                                    Oil 2.7
                                                                                                                  Gas 506.9
Panyu 33
Panyu 34-1                  CNOOC Ltd.                                 100%                                            30.7
                                                                                                                    Oil 0.6
                                                                                                                  Gas 180.8
Xijiang 04
Xijiang 23-1                CNOOC Ltd.                                 100%                                                  40.4
16/06
Lufeng 13-2                 CNOOC Ltd.                                 100%                                                  14.1
Eastern South                                                                         96,989                          289.8
China Sea Total                                                                   Oil 96,989                      Oil 168.0
                                                                                       Gas 0                      Gas 730.8

                                                                                                                      Western South
                                                                                                                          China Sea
                                                                                                                         Production
Yulin 35
Weizhou Oil Fields(3)       CNOOC Ltd.                                 100%           27,832          1993             48.1
                                                                                  Oil 26,570                       Oil 47.6
                                                                                       Gas 8                        Gas 2.9
Yangjiang 31/32
Wenchang 13-1/13-2          CNOOC Ltd.                 Husky            60%           28,051          2002             37.0
Yinggehai
Yacheng 13-1                CNOOC Ltd.         Kufpec BPCEPC            51%           25,403          1995             84.2
                                                                                   Oil 1,085                        Oil 5.0
                                                                                     Gas 132                      Gas 475.1
Changjiang 25
Dongfang 1-1                CNOOC Ltd.                                 100%           12,851          2003            233.4
                                                                                     Oil 167                        Oil 3.2
                                                                                      Gas 76                    Gas 1,381.0
Development
Yangjiang 31/32
Wenchang 8-3                CNOOC Ltd.                                 100%                                            11.6
Wenchang 14-3               CNOOC Ltd.                                 100%                                            11.0
Wenchang 15-1               CNOOC Ltd.                                 100%                                            22.9
Wenchang 19-1               CNOOC Ltd.                                 100%                                            26.1
Yinggehai
Yacheng 13-4                CNOOC Ltd.                                 100%                                            22.4


Block/Property                Operator               Partner  The Company's         2004 Net  Actual        Net Reserves as
                                                                  Interests       Production  Production    of December 31,
                                                                              (BOE/day)  Oil  Commencement    2004 (MM BOE)
                                                                             (Bbls/day)  Gas  Year            Oil (MM Bbls)
                                                                                  (Mmcf/day)                      Gas (Bcf)


                                                                              Offshore China
                                                                                   Bohai Bay
                                                                                  Production
                                                                                                                    Oil 1.3
                                                                                                                  Gas 126.6
Ledong 01
Ledong                      CNOOC Ltd.                                 100%                                            83.2
                                                                                                                  Gas 499.2
Yulin 35
Weizhou 6-1                 CNOOC Ltd.                                 100%                                             5.0
Weizhou 11-1                CNOOC Ltd.                                 100%                                             9.0
Weizhou 11-1N               CNOOC Ltd.                                 100%                                             6.8
Weizhou 11-4N               CNOOC Ltd.                                 100%                                             3.2
Western South                                                                         94,137                          603.8
China Sea Total                                                                   Oil 55,873                      Oil 189.7
                                                                                     Gas 215                    Gas 2,484.8

                                                                                                                     East China Sea
                                                                                                                         Production
Pinghu
Pinghu Gas Field            CNOOC Ltd.                                  30%            4,963          1998             11.0
                                                                                   Oil 2,121                        Oil 3.8
                                                                                      Gas 17                       Gas 43.2
                           Development
Xihu Trough
Canxue                      CNOOC Ltd.               Sinopec            50%                                             9.3
                                                                                                                    Oil 5.1
                                                                                                                   Gas 25.4

Duanqiao                    CNOOC Ltd.               Sinopec            50%                                             7.7
                                                                                                                    Oil 2.2
                                                                                                                   Gas 32.8

Chunxiao                    CNOOC Ltd.               Sinopec            50%                                            31.6
                                                                                                                    Oil 3.8
                                                                                                                  Gas 166.9

Tianwaitian                 CNOOC Ltd.               Sinopec            50%                                             5.3
                                                                                                                    Oil 0.1
                                                                                                                   Gas 31.1

Baoyunting                  CNOOC Ltd.               Sinopec            50%                                            19.2
                                                                                                                    Oil 4.6
                                                                                                                   Gas 87.5

Wuyunting                   CNOOC Ltd.               Sinopec            50%                                             4.7
                                                                                                                    Oil 1.9
                                                                                                                   Gas 16.6
East China Sea Total                                                                   4,963                           88.7
                                                                                   Oil 2,121                       Oil 21.5
                                                                                      Gas 17                      Gas 403.4

Offshore China Total                                                                 338,558                        2,074.6
                                                                                 Oil 289,496                    Oil 1,353.7
                                                                                     Gas 280                    Gas 4,325.2

                                                                  Indonesia
Malacca Strait PSC                                                                     2,016          1994          Oil 7.4
Indonesia SES.B.V                                                                     41,939                          148.0
                                                                                  Oil 27,925                       Oil 94.5
                                                                                      Gas 84                      Gas 321.4
Total                                                                                382,513                        2,230.0
                                                                                 Oil 319,436                    Oil 1,455.6
                                                                                     Gas 364                    Gas 4,646.6


1. The production and reserves for Qikou 18-2 that commenced operation during the period was included under Boxi oil fields group.

2. Luda 10-1 commenced production ahead of the schedule in early 2005.

3. The reserves for Weizhou 12-1N Project was included under Weizhou oil fields group.

REVIEW BY AREA

In 2004, the Company obtained outstanding results in its major exploration activities. The Company made 5 oil and gas discoveries offshore China, including 4 independent discoveries, namely Bozhong 34-1 (block 4),

Bozhong 34-1 (block 5), Jinzhou 21-1S and Huizhou 26-3. Our partner Kerr-McGee made a discovery at Caofeidian 14-5. In Indonesia, the Company obtained 1 oil and gas discovery, KE7-3.

During the reporting period, the Company acquired 32,265 kilometers of 2D seismic data offshore China, all of which were acquired independently. We also acquired 4,530 square kilometers of 3D seismic data, including 4,140 square kilometers acquired independently, and 390 square kilometers acquired by PSC partners. The Company completed 60 exploration wells in 2004. 52 were drilled offshore China, in which 36 were independent wells, whilst 16 were PSC wells.

In offshore China, the Company successfully appraised 14 hydrocarbon-bearing structures, 11 were independent appraisals, including Jinzhou 25-1S, Luda 27-2, Luda 32-2, Bozhong 34-1 (block 3), Bozhong 34-1 (block 4), Qinhuangdao 33-1, Jinzhou 9-3E, Weizhou 12-1, Weizhou 11-1N, Liuhua 19-5, Panyu 34-1. There were 3 PSC appraisals, including Penglai 14-3, Weizhou 12-8, and Canxue-4.

Bohai Bay

Bohai Bay is the Company's most important oil and gas production base offshore China.Its contribution of oil and gas production and reserves to the Company ranked the top in the past years. As at 31 December 2004, the Company has net proved reserves of 1,092 million BOE in the Bohai bay area, accounting for 49% of the Company's total. In 2004, the average daily production in the area amounted to 142,469 BOE, accounting for 37% of the Company's total. The Company has exploration licenses of 15 blocks in the region and our partners have 8 PSC blocks.

In 2004, there were altogether four new oil and gas projects that commenced production in Bohai Bay, namely Qikou 18-2, Caofeidian 11-1/11-2, Bozhong 25-1/25-1S, and Bonan oil and gas field. The importance of the area as the Company's core area was further protruded.

In 2004, the Company sustained a strong momentum in oil and gas exploration in this region. Seismic and drilling activities were increased, and encouraging exploration results obtained. The Company made four oil and gas discoveries in Bohai Bay in the year, including Bozhong 34-1 (Block 4), Bozhong 34-1 (block
5), Jinzhou 21-1S and Caofeidian 14-5, and successfully appraised eight hydrocarbon-bearing structures, including Jinzhou 25-1S, Luda 27-2, Luda 32-2, Bozhong 34-1 (block 3), Bozhong 34-1 (block 4), Qinhuangdao 33-1, Jinzhou 9-3E, and Penglai 14-3. Therefore, these results laid solid basis for future production growth in this area.

In 2004, 27 wells were drilled in Bohai Bay and 2,154 square kilometers of 3D seismic data were acquired. Of these, 19 (including 8 wildcat wells and 11 appraisal wells) were drilled independently. 8 wells were drilled by PSC partners, including 7 wildcat wells, 1 appraisal well, and 390 square kilometers of 3D seismic data were acquired.

In Bonan block, the Company drilled 3 wildcat wells, 2 appraisal wells, and made 2 oil and gas discoveries, namely Bozhong 34-1 (block 4) and Bozhong 34-1 (block 5), and successfully made appraisals in Bozhong 34-1 (block 3) and Bozhong 34-1 (block 4).

In Liaodong Bay block, the Company drilled 5 wildcat wells, 7 appraisal wells, made a new oil and gas discovery in Jinzhou 21-1S, and successfully made appraisals to 3 hydrocarbon-bearing structures, including Jinzhou 25-1S, Luda 27-2 and Jinzhou 9-3E.

The Company drilled an appraisal well in Bozhong block, and successfully appraised the structure of Qinhuangdao 33-1. The Company also successfully appraised Luda 32-2 in block 06/17.

In 2004, our partner ConocoPhillips successfully drilled an appraisal well on Penglai 14-3 structure in block 11/05.

Another partner, Kerr-McGee conducted drillings in block 04/36, 09/06 and 09/18, and successfully made an oil and gas discovery in Caofeidian 14-5 in block 09/06.

In other PSC blocks, our partners also conducted exploration drillings and seismic acquisitions.

Western South China Sea

Production of natural gas has always been the highlight in this area. The Company's two large natural gas fields, Yacheng 13-1 and Dongfang 1-1, are located in this area.

As at the end of 2004, the Company has a total of 604 million BOE of net proved reserves in the Western South China Sea, accounting for 27% of the Company's total net proved reserves. The Company's average daily net production in the area amounted to 94,137 BOE, or 25% of the Company's total.

During the reporting period, the Company had 34 exploration licenses in the Western South China Sea and our partner had 8 blocks.

2004 was the first year after the Company successfully assumed operatorship of Yacheng 13-1. The smooth operation of the gas field made the Company more confident to operate independently.

In 2004, the Company drilled 12 wells in this area, which included 5 wildcat wells and 3 appraisal wells independently, and acquired 13,827 kilometers of 2D seismic data and 1,047 square kilometers of 3D seismic data. Our partner drilled 2 wildcat wells and 2 appraisal wells, and 3 hydrocarbon-bearing structures were successfully appraised during the year.

The Company drilled 3 appraisal wells in Yulin block 35 of Beibu Gulf, and successfully appraised 2 hydrocarbon-bearing structures, namely Weizhou 11-1N and Weizhou 12-1. Roc Oil (China) Company drilled a wildcat and 2 appraisals in the 22/12 block of Beibu Gulf, and successfully appraised the hydrocarbon-bearing structure of Weizhou 12-8. During the year, the Company announced the successful commencement of Weizhou 12-1N in this area.

In addition, the Company drilled a number of wildcat wells and acquired seismic data in Zhu III Sag, Qiongdongnan basin and Yinggehai basin.

Eastern South China Sea

Crude oil production has always been an important business in the Eastern South China Sea. In recent years, the Company was delighted to discover that the natural gas business in this area has been developing rapidly.

After we made a breakthrough in Baiyun Trough in the Pearl River Mouth basin in 2003, the Company again successfully appraised 2 hydrocarbon-bearing structures in this area, namely Liuhua 19-5 and Panyu 34-1 in 2004. The potential for natural gas exploration in this area has provided a solid foundation for the natural gas market in Pearl River Delta. At the same time, it increased the exploration potential in the adjacent deep water areas, indicating the hydrocarbon generating conditions and good exploration prospects in the deep water areas of the Eastern South China Sea.

The Company's net proved reserves in the Eastern South China Sea amounted to 290 million BOE, accounting for approximately 13% of the Company's total net proved reserves. The average daily net production in the Eastern South China Sea was 96,989 BOE, or 25% of the Company's total.

The Company had exploration licenses in 38 blocks in this area, while our partner had 7 blocks.

In 2004, the Company drilled 8 wells in this area, of which 3 wildcat wells and 3 appraisal wells were independent wells, and acquired 6,560 kilometers of 2D seismic data, 1,329 square kilometers of 3D seismic data. Meanwhile our PSC partner drilled 2 wildcat wells.

During the period, the Company made a new discovery (Huizhou 26-3) in this area, and successfully appraised 2 structures, namely Liuhua 19-5 and Panyu 34-1.

In 2004, the Company also drilled 1 wildcat well independently in Xijiang 04 block, and our partner Devon drilled 2 wildcat wells in block 15/34 .

During the reporting period, CNOOC entered into a petroleum contract with Husky Oil China Limited with respect to the deep water block 29/26 in Pearl River Mouth Basin in the Eastern South China Sea. Under the terms of the contract, we may back into up to 51% of any commercial discoveries at no cost in the block.

East China Sea

At the end of 2004, the Company had net proved reserves of 89 million BOE in the East China Sea, accounting for approximately 4% of the Company's total net proved reserves. The average daily net production in the East China Sea was 4,963 BOE, or 1% of the Company's total.

The Company had exploration licenses in 47 blocks in this area, while our partner had 3 contract blocks.

In 2004, the Company drilled 3 wildcat wells independently and 1 wildcat well cooperatively in this area, 1 appraisal well, and successfully appraised structure of Canxue in this area. The Company acquired 4,058 kilometers of 2D seismic data in the Southern Yellow Sea areas.

The Company conducts joint exploration in Xihu Trough of the East China Sea with Sinopec.

During the reporting period, there were some changes to our partners in the Xihu project in this area. As no agreement could be reached with respect to the development plan, Pecten Orient Company LLC. and Unocal East China Sea Ltd. elected not to participate in the next development stage. This did not affect the normal operations of the Xihu project, and the Company is still confident about the prospects of the project.

Overseas

As at 31 December 2004, the Company had net proved reserves of 155 million BOE in Indonesia, accounting for 7% of the Company's total net proved reserves. The Company's average daily production in the area was 43,955 BOE, or 11% of our total production.

During the period, the Company and our partner KODECO made a new discovery KE7-3 in the West Madura PSC area in the East Java Sea of Indonesia.

In 2004, the Company increased its equity interest in the Tangguh LNG Project in Indonesia to 16.96%.

Table of major exploration blocks

Blocks                              Block                           Partner       Exploration
                                     Area                                             License
                                    (km(2)                                     (Commencement-
                                                                                  Expiration)

Middle of Bohai Bay                  4,974                                    26.4.04526.4.06
Southern Bohai Bay                   3,679                                      6.8.0458.6.06
Western Bohai Bay                    1,895                                      8.6.0458.6.06
Western Liaodong Bay                 3,344                                     31.3.0058.4.06
Eastern Liaodong Bay                 2,829                                      2.7.0152.7.06
Eastern Bozhong                      1,861                                    30.5.04530.5.06
Bohai Block 09/11                      843                                      5.4.0455.4.06
Bohai Block 06/17                    2,586                                    20.2.03520.2.05
Bohai Block 02/31                    4,990                                    29.5.03529.5.05

Independent Total                   27,000

Bohai Block 11/19                    3,068                    ChevronTexaco   29.5.04529.5.05
Bohai Block 05/36                    2,766              Kerr-McGee/Newfield   10.2.04510.2.06
                                                      /Sino-American Energy
Eastern Bohai Block 11/05            3,601                   Conocophillips   16.8.04516.8.06
Western Bohai Block 11/05            2,897                   Conocophillips   10.2.04510.2.06
Bohai Block 09/18                    2,218                      Kerr-McGeee     4.4.0454.4.06
Bohai Block 04/36                    1,694  Kerr-McGee/Sino-American Energy     1.1.0451.1.06

PSC Total                           16,244

Bohai Total                         43,244

North Yellow Sea                     6,471                                    25.5.01525.5.06
Northern Trough (Northen South         912                                    30.8.00530.8.05
Yellow Sea)
Xihu Hangzhou 26 (East China Sea)    3,642                                    31.3.03531.3.05
Xihu Hangzhou 17 (East China Sea)    4,227                                    28.8.01528.8.08
Xihu Huangyan 04 (East China Sea)    2,848                                    28.8.01528.8.08
Xihu Zhenhai 01 (East China Sea)     1,536                                    28.8.01528.8.08
Lishui -Jiaojiang Trough (East       6,767                                    31.3.00528.11.05
China

Blocks                              Block                           Partner       Exploration
                                     Area                                             License
                                    (km(2)                                     (Commencement-
                                                                                  Expiration)

Sea)
Kunshan Block 02 (East China Sea)    2,628                                    11.5.01511.5.06
Jinhua Block 12 (East China Sea)     6,931                                    11.5.01511.5.06
Tiantai 32 (East China Sea)          5,400                                    17.7.01517.7.06
Fuzhou Block 02 (East China Sea)     3,064                                    11.5.01511.5.06
Taibei Block 27 (East China Sea)     7,379                                      9.7.0159.7.06
Taoyuan 07 (East China Sea)          6,457                                      9.7.0159.7.06
Jilong 25 (East China Sea)           5,692                                      9.7.0159.7.06

Independent Total                   63,952

Block 32/32 (East China Sea)           513            PrimeLine - Petroleum   11.7.02511.7.04

PSC Total                              513

East China Sea Total                45,681
Xijiang 04 (Pearl River Mouth        7,969                                    11.5.01511.5.06
Basin)
Lufeng 06 (Pearl River Mouth         4,457                                    11.5.01511.5.06
Basin)
Huizhou 31 (Pearl River Mouth        3,074                                    11.5.01511.5.06
Basin)
Enping 15 (Pearl River Mouth         5,833                                    11.5.01511.5.06
Basin)
Enping 10 (Pearl River Mouth         6,547                                    11.5.01511.5.06
Basin)
Panyu 33 (Pearl River Mouth Basin)   4,830                                    11.5.01511.5.06
Liuhua 07 (Pearl River Mouth         4,172                                    11.5.01511.5.06
Basin)
Dongsha 04 (Pearl River Mouth        5,295                                    11.5.01511.5.06
Basin)
Kaiping 14 (Pearl River Mouth        7,753                                    11.5.01511.5.06
Basin)
Kaiping 32 (Pearl River Mouth        8,104                                    11.5.01511.5.06
Basin)
Dongsha 32 (Pearl River Mouth        7,350                                    5.11.0355.11.10
Basin)

Independent Total                   65,381

Block 15/34 (Pearl River Mouth       4,984                 Devon/Burlington  24.12.03524.12.05
Basin)

PSC Total                            4,984

Eastern South China Sea Total       70,365

Weizhou 12 (Beibu Gulf)              6,980                                    11.5.01511.5.06
Yulin 35 (Beibu Gulf)                6,050                                    11.5.01511.5.06
Weizhou 26 (Beibu Gulf)              4,358                                    5.11.03511.5.06
Ledong 01 (Yinggehai)                6,543                                    3.12.0353.12.05
Lingtou 20 (Yinggehai)               2,684                                    30.8.00530.8.05
Lingao 11 (Yinggehai)                4,117                                    11.5.01511.5.06
Sonttao 22 (Qiongdongnan)            4,063                                    11.5.01511.5.06
Sonttao 31 (Qiongdongnan)            5,264                                    11.5.01511.5.06
Lingsui 18 (Qiongdongnan)            7,738                                      6.8.0256.8.07
Yangjiang 31 (Pearl River Mouth      6,003                                    3.12.0353.12.05
Basin)
Qionghai 28 (Pearl River Mouth       5,208                                    11.5.01511.5.06
Basin)
Wenchang 11 (Pearl River Mouth       4,901                                    11.5.01511.5.06
Basin)

Independent Total                   63,907

North Wanan-21 A                     6,801    Benton Offshore China Company   30.9.03530.9.05
North Wanan-21 B                     6,118    Benton Offshore China Company   30.9.03530.9.05
North Wanan-21 C                     6,372    Benton Offshore China Company   30.9.03530.9.05
North Wanan-21 D                     6,126    Benton Offshore China Company   30.9.03530.9.05
PSC Total                           25,417

Western South China Sea             89,325

Total                              267,399


As at December 31, 2004

The following is a summary of the main terms of production sharing contracts commonly entered into by the Group, which has been extracted from the 2004 annual report of the Company.

PRODUCTION SHARING CONTRACTS

PRC

For production sharing contracts in the PRC, the foreign parties to the contracts ("foreign partners") are normally required to bear all exploration costs during the exploration period and such exploration costs can be recovered according to the production sharing formula after commercial discoveries are made and production begins.

After the initial exploration stage, the development and operating costs are funded by the Group and the foreign partners according to their respective participating interest.

In general, the Group has the option to take a up to 51% participating interest in a production sharing contract and may exercise such option after the foreign partners have independently undertaken all the exploration risks and costs and made viable commercial discoveries.

After the Group exercises its option to take a participating interest in a production sharing contract, the Group accounts for the oil and gas properties using the "proportional method" under which the Group recognises its share of development costs, revenues and expenses from such operations based on its participating interest in the production sharing contract. The Group does not account for either the exploration costs incurred by its foreign partners or the foreign partners' share of development costs and revenues and expenses from such operations.

Part of the Group's annual gross production of oil and gas in the PRC is distributed to the PRC government as settlement of royalties which are payable pursuant to a sliding scale. The Group and the foreign partners also pay a production tax to the tax bureau at a pre-determined rate. In addition, there is a pre-agreed portion of oil and gas designated to recover all exploration costs, development costs, operating costs incurred and related interest according to the participating interests between the Group and the foreign partners. Any remaining oil after the foregoing priority allocations is first distributed to the PRC government as government share oil on a pre-determined ratio pursuant to a sliding scale, and then distributed to the Group and the foreign partners based on their respective participating interests. As the government share is not included in the Group's interest in the annual production, the net sales of the Group do not include the sales revenue of the government share oil.

The foreign partners have the right either to take possession of their allocable remainder oil for sale in the international market, or to negotiate with the Group to sell their allocable remainder oil to the Group for resale in the PRC market.

Overseas

The Group and the other partners to the production sharing contracts in Indonesia are required to bear all exploration, development and operating costs according to their respective participating interests. Exploration, development and operating costs which qualify for recovery can be recovered according to the production sharing formula after commercial discoveries are made and production begins.

The Group's net interest in the production sharing contracts in Indonesia consists of its participating interest in the properties covered under the relevant production sharing contracts, less oil and gas distributed to the Indonesian government and the domestic market obligation.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                CNOOC Limited


                                                By:  /s/ Cao Yunshi
                                                     -------------------------
                                                     Name: Cao Yunshi
                                                     Title:  Company Secretary


Dated: February 20, 2006